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iCAD Detection

Annual Report

iCAD

Mission Statement

We are a team dedicated to delivering Computer-Aided Detection (CAD) solutions that enable healthcare professionals to identify cancer and life-threatening conditions earlier by making medical services more effective, more accessible and more affordable for patients worldwide.

Table of Contents





Letter from the CEO



W. Scott Parr
President and
Chief Executive Officer

March 21, 2005

Fellow Shareholders,

In 2004, by effectively combining resources attained with our December 2003 acquisition of Qualia Computing, Inc., and its subsidiary CADx Systems, Inc., our team has successfully shaped iCAD into an industry-leading provider of Computer-Aided Detection (CAD) solutions for the early identification of breast cancer.

With over 460 iCAD Second Look® systems shipped in 2004, we believe iCAD's products were chosen by more women's health care professionals last year than any other system, for both film-based and fully digital mammography screening. Additionally, our third quarter introduction of the new Second Look 200 solution – designed to make the benefits of CAD more affordable and more accessible to smaller providers – marked the most successful product launch in our history. In one year, we have created a fundamentally healthier and more successful business, reporting three successive profitable quarters through December 31, 2004 – based on year-to-year sales growth of over 250% and an increase in gross margins from 55% in 2003 to 72% in 2004.

Our recent successes have been recognized. As the recipient of numerous accolades during 2004, including the Frost & Sullivan 2004 Award for Growth Strategy Leadership, we are most proud of the continued recognition we receive from our customers. According to MD Buyline, a respected independent reviewer of medical device sales, iCAD has consistently received superior customer satisfaction evaluations and is recognized as providing "The Winning Combination" of Price and Performance.

As we embark on 2005, customer satisfaction continues to drive our efforts. Our innovation has resulted in the introduction of more cost-effective solutions that provide customers better cancer detection, increased ease of use and modular expansion opportunities. Furthermore, we have expanded our range of digital mammography solutions and broadened our OEM distribution channels to make our offerings more readily available.

We have also, during the first quarter of 2005, filed with the U.S. Food and Drug Administration to seek approval to sell an iCAD product for the recognition and detection of lung cancer, an offering for which we have OEM partners and distribution channels already in place. This product represents our first use of CAD technology for three-dimensional imaging and detection of additional diseases and conditions other than breast cancer. We are also continuing our efforts to develop products for the CAD recognition and detection of colon cancer.

Over the course of the last year, iCAD has successfully completed its evolution from a manufacturer of printing and photo scanning equipment with limited opportunities, to a profitable, growing leader in the much larger CAD market for the detection of breast cancer and other diseases. This fundamental transformation is the basis of our recent success, and drives our expectations looking forward. Looking ahead, we strive for increased revenues as we enhance our solutions, add new products and expand our channels. With Hologic, Inc., IMS Giotto and Siemens Medical Systems joining GE Healthcare and Fischer Imaging as iCAD OEM selling partners, we aim to improve gross margins and profits as sales of digital products through OEM partners grow to represent an increasing percentage of our business.

On behalf of the Board of Directors, I wish to thank the iCAD team for your steadfast commitment to our pursuit. My thanks, also, to our partners, our customers and to you, our stockholders, for your continued support.

Sincerely,

W. Scott Parr
President and Chief Executive Officer



Our Company

iCAD® develops, engineers, manufactures and markets industry-leading Computer-Aided Detection (CAD) solutions that enable healthcare professionals to identify cancer and other life-threatening conditions earlier by making medical services more effective, more accessible and more affordable for patients worldwide.

Our CAD systems are able to detect up to 72% of actionable missed breast cancers an average of 15 months earlier than screening mammography alone. This early detection helps save lives and often permits less costly, less invasive and less disfiguring treatment options than when breast cancer is detected at a later stage.

As the only independent, integrated CAD software and digitizer hardware company, we are able to reduce costs at each stage of the design, production and assembly process. We believe such vertical expertise results in better integration, lower production costs and reduced administrative overhead – factors which allow us to continuously enhance our offerings to pass savings onto our customers.

iCAD's position in the market earned industry recognition in 2004 with the receipt of Frost & Sullivan's Growth Strategy Leadership award and MD Buyline's continued recognition as "The Winning Combination" of Price and Performance.

With a goal to make earlier detection accessible to all women at risk of breast cancer, our CAD systems are able to detect up to 72% of actionable missed breast cancers an average of 15 months earlier than screening mammography alone.



Our Solutions

During the first quarter of 2004, and as a result of our Qualia/CADx acquisition, iCAD streamlined sales and marketing processes and consolidated product offerings to create the broadest and most comprehensive line of film-based and digital CAD solutions available in the industry. Globally marketed under the Second Look® brand name, our high-performance, upgradable CAD systems are designed for high and lower case volume mammography care providers. iCAD markets the following film-based mammography systems:

- Second Look 200: a compact system that processes up to 20 cases per day and is available with our ClickCAD™ fee-per-procedure business model - a model that makes CAD technology affordable and accessible to smaller volume mammography clinics and all patients at risk of breast cancer.
- Second Look 300: introduced during the first quarter of 2005 to process up to 40 cases a day and add networking and remote viewing capabilities for lower case volume customers.
- Second Look 700: a multi-modality system that processes over 40 cases per day to combine unprecedented CAD performance with multiple operating configurations.

Our Second Look 300 and Second Look 700 are available with iCAD's ClearLook™ Image Characterization software. With one-touch zoom magnification, characterization and quantification of calcification and mass detail, ClearLook was introduced as an optional viewer feature in 2004 to provide physicians with more specific image detail.

When automatically informed of daily patient lists, the Second Look 300 and Second Look 700 can integrate CAD technology into digital patient records systems and send CAD reports and images for electronic storage. Our Second Look 700 can also bring screening or diagnostic mammography results together with Magnetic Resonance Imaging (MRI) information, allowing the radiologist to assess both information sources at the same viewing station.

Just as film-based photography is converting to digital, mammography is expected to convert from film-to-digital systems as technology in relation to price and performance mature. Anticipating this, we have designed iCAD's products to support customers as they implement digital imaging workflows and transition from film-to-digital mammography. We have also expanded our Digital Mammography CAD product line. Second Look Digital is now being offered for use with the GE Senographe™ 2000 as well as the new GE Senographe DS introduced in 2004. Additionally, iCAD continues to support Fischer Imaging, has broadened the channel effort to include Hologic and Siemens and will continue to expand to partner with IMS Giotto and others as 2005 progresses. All of these partners represent sales channel alliances that market and bundle CAD with digital mammography equipment sales. By partnering with all major digital mammography system providers, iCAD has become the market leader in digital CAD solutions and is strategically positioned to facilitate the film-to-digital conversion expected to take place over the next few years.



Second Look 200



Second Look 300



Second Look 700

Our Technology

With 17 patents covering it's CAD and scanner technologies in the United States, iCAD's patents include a broad set of claims that encompass the combination of a computer analysis of mammography data with a human analysis of that same data for breast cancer detection. Additional claims have been granted for extensions of the same concept from mammography to other medical imaging applications.

We have also been responsible for a range of CAD innovations, including:

- the first system to offer a clear film-to-digital upgrade path
- the first system to support up to twelve films in a patient study
- the first and only CAD system to search for and mark clinical asymmetries
- the first system to report above each image the number of marks made by the CAD system
- the first system to provide multiple radiologist viewing stations - including a free-standing, eye-level viewer
- the first system to generate printed CAD results and offer the ability to choose between hard and soft copy results
- the first fully-featured CAD system available at a price under $70,000

Other technology innovations include the first use of bar code labels to improve workflow and reduce errors in case tracking; the first system to use the facility's own barcodes to identify and link to CAD results; the first system to integrate with Mammography Information Systems, the first system to offer an HL-7 data format interface to the medical facility's information system; the first system supporting open architecture, standardized protocols and accessible data interfaces; the ability to share digitizers between CAD and medical PACS systems; and the first and only dual digitizer CAD system. We also delivered the first digitizer designed for mammography and women's health applications; the first and only support for distributed patient databases, allowing remote scanning and remote access to patient information and test results; the first and only support for remote patient entry; and the first bi-directional support for hospital and mammography information systems.

iCAD has also done extensive research for the detection of lung nodules and colon polyps to assist physicians reading for lung and colon cancers. Computed Tomography (CT) products based upon these technologies are currently being developed by our team.

Our technologies are also being applied to the early detection of breast cancer using ultrasound. With support provided through the 2004 and 2005 Defense Appropriations Bills, we have begun collaboration with the Walter Reed Army Medical Center and the Windber Research Institute in Pennsylvania to develop and evaluate 3D CAD technology for breast imaging based on existing CAD and pattern analysis techniques for conventional mammograms. One objective of this research project is to use ultrasound imaging to reduce unnecessary biopsies. Research programs in cardiovascular disease applications are also in the planning stages.


Mammagraph

ClearLook Image Characterization



CT for lung nodule identification



CT for colon polyp identification

Management's Discussion and Analysis of Financial Condition and Results of Operations

Year Ended December 31, 2004 compared to Year Ended December 31, 2003

Sales. Sales of the Company's CAD and medical imaging products for the year ended December 31, 2004 were $23,308,462, compared with sales of CAD and medical imaging products for the year ended December 31, 2003 of $6,520,306. The sales increase during 2004 was due in large part to contributions from acquired CADx products and sales channels, which are not included in 2003 results. During 2004 iCAD concentrated its distribution development efforts on SourceOne Healthcare, Inc. (CADx' national distributor prior to iCAD's acquisition of CADx), and on selected complementary independent resellers.

In 2004 the Company believes that it has completed the transformation of iCAD from a manufacturer of printing and photo scanning equipment with limited growth opportunities, to a growing world leader in the much larger market for early detection of cancer solutions.

Factors that the Company expects will play a significant role in its potential sales growth and potential for profitability include the following:

- Sales of early cancer detection products for film-based mammography by and through additional resellers;
- Sales of additional products, especially the Company's lower price Second Look 200® CAD breast cancer detection system;
- Contribution from a fee-per-service program, which the Company calls ClickCAD,™ and actively began promoting in the fourth quarter of 2004;
- Sales of cancer detection products for digital mammography by and through additional OEM channels previously announced by the Company.

Gross Margin. Gross margin as a percentage of sales, for the year ended December 31, 2004, improved to 72% compared to 55% for the same period in 2003. The increase in gross margin was primarily due to increases in sales of higher margin products for digital mammography. Although there can be no assurance of its future gross margin rate, the Company expects that continued sales of its higher margin CAD products and increasing production economies and economies of scale resulting from the merger with CADx will support gross margins at comparable levels to those experienced in 2004. The Company further believes that increasing sales of products for digital mammography can contribute to increasing gross margins over time because these products are primarily software in nature and therefore, have lower cost than certain of the Company's prior products which had higher cost hardware components.

Engineering and Product Development. Engineering and product development costs for the year ended December 31, 2004 increased to $4,832,842 from $2,384,057 in 2003. The increase in engineering and product development costs primarily results from the Company's addition, as a result of its acquisition of CADx, of a software technology development group to support its CAD products and new product development. The Company also redirected a portion of its research and engineering resources to accelerate the delivery of new iCAD products, such as applying iCAD's core CAD and clinical decision support technologies to additional medical applications. Additionally, during the first quarter of 2004 the Company took action following its merger with CADx to reduce its workforce and close its office and software development group located in Tampa, Florida. In connection with these measures, the Company incurred approximately $280,000 in non-recurring engineering severance benefits and office closure expenses. Over the course of 2005, the Company expects engineering and product development costs to decline as a percentage of sales, as sales are expected to increase at a greater rate than product development costs.

General and Administrative. General and administrative expenses for the year ended December 31, 2004 decreased by $2,313,611 or 31%, from $7,439,721 in 2003 to $5,126,110 in 2004. The decrease primarily results from the following non-recurring expenses recorded in 2003. During the third quarter of 2003 the Company recorded a one-time write-off in the amount of $1,443,628 attributable to its distribution agreement with Instrumentarium Imaging, Inc., ("Instrumentarium"), which it assumed as part of the Company's acquisition of Intelligent Systems Software, Inc. in June 2002. This write-off came after assessing the performance of Instrumentarium and in light of the Company's implementation of alternative distribution channels, thereby eliminating the distribution agreement as a depreciating asset. Additionally, during the third quarter of 2003, the Company accounted for over $2,702,000 in non-recurring expenses related to the settlement of R2 Technology patent infringement litigation and related legal expenses.

Excluding the 2003 write-offs and non-recurring expenses, general and administrative expenses increased in 2004 due to increases in salaries, administrative costs and amortization of intangible assets of approximately $1,550,000, resulting from the Company's acquisition of CADx. Additional increases in general and administrative expenses, reflects approximately $50,000 in non-recurring severance benefits and other expenses associated with reductions of staff, in the first quarter of 2004, made possible by the combination of CADx and iCAD, a write-off of fixed assets relating to the closure of the iCAD office in Tampa, Florida and approximately $200,000 in consulting and accounting costs associated with the Company's compliance with Section 404 of the Sarbanes-Oxley Act of 2002. The Company expects that overall general and administrative expenses will decline in 2005 as a percentage of sales, as sales are expected to increase at a greater rate than general and administrative expenses.

Marketing and Sales. Marketing and sales expenses increased from $1,838,618 in 2003 to $7,083,433 in 2004. The increase in marketing and sales expenses primarily results from the Company's addition, as a result of its acquisition of CADx, of sales, marketing and service organizations to support its CAD products and distribution channels. The Company took action following the merger to reduce its workforce, close its office in San Rafael, California, and eliminate duplication in marketing and other activities. The Company incurred approximately $200,000 in non-recurring marketing and sales severance benefits and office closure expenses in the first quarter of 2004. During the fourth quarter of 2004 the Company increased marketing and advertising expenses associated with trade show participation and increased advertising of new and existing products. In general, the Company expects marketing and sales expenses to decline in 2005 as a percentage of sales, as sales are expected to increase at a greater rate than marketing and sales expenses.

Interest Expense. Net interest for the year ended December 31, 2004 increased from $114,655 in 2003 to $561,044 in 2004. This increase is primarily due to the addition, as a result of iCAD's acquisition of CADx, of a 36-month secured promissory note in the amount of $4,500,000 to purchase CADx shares that were owned by two institutional investors.

Net (Loss). As a result of the foregoing, the Company recorded a net loss of ($828,263) or ($0.03) per share for the year ended December 31, 2004 compared to a net loss of ($8,198,408) or ($0.31) per share in 2003.

As the only independent, integrated CAD software and digitizer hardware company, iCAD is able to reduce costs at each stage of the design, production and assembly process.

Year Ended December 31, 2003 compared to Year Ended December 31, 2002

Sales. Sales of the Company's CAD and medical imaging products for the year ended December 31, 2003 were $6,520,306, compared with sales of medical imaging products and total sales for the year ended December 31, 2002 of $4,288,628 and $5,000,184, respectively. Sales increased in 2003 as a result of the addition of the CAD product line through acquisition of ISSI in June 2002.

Gross Margin. Gross margin as a percentage of sales, for the year ended December 31, 2003, improved to 55% compared to (3%) for the same period in 2002, as a result of increasing sales of higher margin CAD products and write-offs of inventory recorded in the quarter ended June 30, 2002. In the second quarter of 2002 the Company incurred a charge to cost of sales consisting of a charge for an inventory reserve relating to its graphic arts and photographic products in the amount of $2,369,539. If such write-offs are excluded, gross margins as a percentage of sales, for the year ended December 31, 2003, improved to 55% compared to 49% for the year ended December 31, 2002.

Engineering and Product Development. Engineering and product development costs for the year ended December 31, 2002 increased from $1,626,001 in 2002 to $2,384,057 in 2003. The increase in engineering and product development costs resulted primarily from the Company's addition, as a result of its acquisition of ISSI in June 2002, of the software technology development group to support its CAD products. Additionally, the increase is attributed to the development of the Company's new Second Look 200 (formerly the iCAD iQ™ model) and the Fulcrum medical film digitizer. With the completion of the merger with CADx on December 31, 2003, the Company expected that engineering and product development costs would increase in absolute terms in 2004 compared to 2003.

General and Administrative. General and administrative expenses for the year ended December 31, 2003 increased by $844,645, from $6,595,076 in 2002 to $7,439,721 in 2003. The increase resulted from a write-off of $1,443,628 attributable to its distribution agreement with Instrumentarium Imaging, Inc., ("Instrumentarium"), which it assumed as part of the ISSI acquisition in 2002. This write-off came after assessing the performance of Instrumentarium in the third quarter 2003, and in light of the Company's implementation of alternative distribution channels, the Company elected to take a write-off, thereby eliminating the distribution agreement as a depreciating asset. Additionally, during the third quarter of 2003, the Company accounted for over $2,702,000 in non-recurring expenses related to the settlement of R2 patent infringement litigation and legal expenses. In the settlement agreement with R2 the Company agreed to the following:

- A payment of $1,250,000 by the Company to R2, of which $1,000,000 was paid in September 2003 with the remaining deferred and payable in equal installments on a quarterly basis through December 2005.
- The Company issued to R2 Technology 250,954 shares of iCAD Common Stock valued at $750,000.
- The Company also agreed to pay R2 certain continuing royalties, which were to be based on the category and configuration of products sold by iCAD. Subsequent to the settlement, R2 agreed to accept an additional 75,000 shares of iCAD Common Stock valued at $466,200 in full satisfaction of any royalties it otherwise would have been entitled to receive under the settlement agreement.
- Further, iCAD granted R2 a partial credit against potential future purchases by R2 of iCAD digitizers worth up to $2,500,000 over five years to encourage R2 to purchase film digitizers manufactured by iCAD. This partial credit was meant to provide a significant purchasing advantage to R2, while maintaining a reasonable profit margin and creating additional economies of scale for iCAD. The Company is not able to estimate the volume of future purchases by R2, if any. Any discount from future purchases will be recognized at the time of sale of products to R2.

During 2003 the Company recorded approximately $702,000 in legal and related expenses associated with the R2 litigation. Since the Company's acquisition of ISSI in June 2002, the Company had recorded approximately $1,857,000 in legal and related expenses associated with the R2 litigation. General and Administrative for 2002 included a $2,800,000 non-cash charge associated with the acquisition of ISSI, and accrued settlement costs of $383,000 for an action brought against the Company by The Massachusetts Institute of Technology and Electronics for Imaging, Inc ("MITEI"). Both of these charges were non-recurring in 2003. The action brought by MITEI against the Company was dismissed in the second quarter of 2003 and the accrual of $383,000 was reversed.

Marketing and Sales. Marketing and sales expenses for the year ended December 31, 2003 increased 86% from $987,587 in 2002 to $1,838,618 in 2003. This increase was due primarily to the addition of sales support personnel engaged to develop a broad reseller channel for sale of the Company's CAD products, and advertising, direct mail, consulting, trade show and promotional expenses incurred in the third and fourth quarter of 2003.

Interest Expense. Net interest for the year ended December 31, 2003 increased 138% from $48,167 in 2002 to $114,655 in 2003. This increase was due primarily to an increase in loan balances.

Profit (Loss). As a result of the foregoing, the Company recorded a net loss of ($8,198,408) or ($0.31) per share for the year ended December 31, 2003 on sales of $6,520,306 compared to a net loss of ($9,418,290) or ($0.46) per share in 2002 on sales of $5,000,184.

Liquidity and Capital Resources

The Company's ability to generate cash adequate to meet its requirements depends primarily on operating cash flow and the availability of a $5,000,000 credit line under the Loan Agreement with its Chairman, Mr. Robert Howard, of which $4,700,000 was available at December 31, 2004. The Loan Agreement expires January 4, 2006, subject to extension by the parties. Outstanding advances are collateralized by substantially all of the assets of the Company and bear interest at prime interest rate plus 2% with a minimum of 8%, (8% at December 31, 2004). During the fourth quarter of 2004 the Company received funds through the sales of 1,872,222 shares of its Common Stock for $4.50 per share in a private placement to institutional investors. A portion of the proceeds of this offering was used to repay $3,330,000 that the Company had previously borrowed from Mr. Howard pursuant to the Loan Agreement. The Company's current operating and financial projections and plans indicate that current liquidity and capital resources are sufficient to support and sustain operations through 2005. If sales or cash collections are reduced from current expectations, or if expenses and cash requirements are increased, the Company may require additional financing.

Working capital increased $4,945,529 to $8,299,026 at December 31, 2004 from $3,353,497 at December 31, 2003. The ratio of current assets to current liabilities at December 31, 2004 and 2003 was 2.4 and 1.4, respectively. These increases are primarily due to the private placement to institutional investors completed by the Company in December 2004.

Net cash used for operating activities for the year ended December 31, 2004 was $1,950,038 compared to $4,666,558 at December 31, 2003. The cash used in 2004 resulted primarily from the changes in accounts receivable, inventory and accounts payable as a result of the increase in sales. The net cash used in investing activities for the year ended December 31, 2004 was $472,638 compared to $1,468,194 in 2003. The cash used in investing activities included the addition of $347,680 for tooling, computer equipment, and leasehold improvements. Net cash provided by financing activities in the year ended December 31, 2004 was $5,329,788 compared to $10,144,774 in 2003. The cash provided by financing activities in 2004 was due to the net proceed of approximately $418,000 from the sale of 90,000 shares of the Company's Common Stock for $5.00 per share upon the exercise of certain investment rights that were granted to institutional investors in November 2003 in connection with the Company's private placement and net proceed of approximately $8,325,000 from the sale of 1,872,222 shares of the Company's Common Stock for $4.50 per share in December 2004 as described below. Additionally, approximately $1,098,000 was due to the issuance of Common Stock relating to exercise of stock options and warrants, offset by $4,563,000 in payments of notes payable.

On December 24, 2004, the Company sold 1,872,222 shares of its Common Stock for $4.50 per share in a private placement to institutional investors. The net proceeds to the Company for the 1,872,222 shares sold were approximately $8,325,000. In connection with these transactions the Company issued warrants to purchase 936,111 shares of the Company's Common Stock. The warrants are exercisable for a period of five years from the closing of the offering at an exercise price of $5.50 per share.

In the fourth quarter of 2003, the Company sold 1,260,000 shares of its Common Stock for $5.00 per share in a private placement to institutional investors. The Company also issued to such investors' additional investment rights to purchase up to an additional 315,000 shares of its Common Stock at $5.00 per share. The net proceeds to the Company for the 1,260,000 shares sold were approximately $5,919,000. In February 2004, a total of 90,000 shares of the Company's Common Stock were issued in connection with the exercise of certain additional investment rights issued in 2003. The remaining investment rights expired unexercised. The net proceeds to the Company for the 90,000 shares sold were approximately $418,000. Ladenburg Thalmann & Co. Inc. served as placement agent for these transactions for which it received compensation in the amount of approximately $404,000 and a five year warrant to purchase 67,200 shares of the Company's Common Stock at $5.00 per share.

On December 31, 2003, the Company completed the acquisition of CADx in exchange for 4,300,000 shares of iCAD's Common Stock to certain stockholders of Qualia Computing, Inc. Additionally, iCAD paid $1,550,000 in cash and executed a 36-month secured promissory note in the amount of $4,500,000 to purchase Qualia shares that were owned by two institutional investors.

The following table summarizes, for the periods presented, the Company's future estimated cash payment under existing contractual obligations.

Contractual Obligations	**Payments Due by Period**				
	Total	Less than 1 Year	1-3 Years	More than 3-5 Years	5 Years
Long-Term Debt Obligations	$ 3,675,000	$1,500,000	$2,175,000	$ -	$ -
Lease Obligations	$ 2,983,396	$ 536,070	$1,030,097	$ 930,789	$ 486,440
Total Contractual Obligations	$ 6,658,396	$2,036,070	$3,205,097	$ 930,789	$ 486,440

Effect of New Accounting Pronouncements

In December 2004, the Financial Accounting Standards Board (FASB) revised SFAS No. 123 (SFAS No. 123R) which requires the measurement of the cost of employee services received in exchange for an award of an equity instrument based on the grant-date fair value of the award. The measured cost is to be recognized over the period during which an employee is required to provide service in exchange for the award, usually the vesting period. The provisions of this statement are effective for all employee equity awards granted on or after July 1, 2005 and to any unvested awards outstanding as of July 1, 2005. Retrospective application is permitted. The adoption of this statement is expected to have a material adverse impact on the Company's results of operations. The Company is currently assessing the transition method it will use upon adoption.

In December 2004, the FASB issued SFAS No. 153, "Exchanges of Non-monetary Assets", which eliminates the exception of fair value measurement for non-monetary exchanges of similar productive assets in existing accounting literature and replaces it with an exception for exchanges that do not have commercial substance. SFAS No. 153 specifies that a non-monetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. The provisions of SFAS No. 153 are effective for non-monetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. Adoption of this statement is not expected to have a material impact on the Company's financial position and results of operations.

Safe Harbor Statement and Reference to Risk Factors

Certain information included in this Annual Report are not historical facts contain forward looking statements that involve a number of known and unknown risks, uncertainties and other factors that could cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievement expressed or implied by such forward looking statements. These risks and uncertainties include, but are not limited to, uncertainty of future sales levels, protection of patents and other proprietary rights, the impact of supply and manufacturing constraints or difficulties, product market acceptance, possible technological obsolescence of products, increased competition, litigation and/or government regulation, changes in Medicare reimbursement policies, competitive factors, the effects of a decline in the economy in markets served by the Company and other risks detailed in this report and in the Company's filings with the U.S. Securities and Exchange Commission. The words "believe", "demonstrate", "intend", "expect", "estimate", "anticipate", "likely", "seek" and similar expressions identify forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statement was made.

iCAD's business is subject to risk factors and uncertainty of results that are not specifically described in the is Annual Report, and are critical to any evaluation of the Company. More information is provided in the Company's filings with the U.S. Securities and Exchange Commission.



iCAD has become the market leader in digital CAD solutions and is strategically positioned to facilitate the film-to-digital conversion.

Board of Directors

Robert Howard
Founder and Chairman of the Board of Directors, iCAD, Inc.

W. Scott Parr
President and Chief Executive Officer, iCAD, Inc.

Rachel Brem, M.D.
Director of Breast Imaging and Intervention, Professor of Radiology and the Vice-Chairman in the Department of Radiology, The George Washington University Medical Center

George Farley*
Certified Public Accountant and Financial Consultant

James Harlan*
Executive Vice President and Chief Financial Officer, HNG Storage Company

Maha Sallam, Ph.D.
Vice President of Advocacy, iCAD, Inc.

Herschel Sklaroff, M.D.
Associate Director, Diagnostic and Preventive Medical Center, The Mount Sinai Hospital

Elliot Sussman, M.D.*
President and Chief Executive Officer, Lehigh Valley Hospital and Health Network

Executive Officers

W. Scott Parr
President and Chief Executive Officer

Annette Heroux
Vice President of Finance and Chief Financial Officer

Thomas Shoup
Chief of Staff

John DeBiase
Vice President of Sales and Marketing

Samuel Ronci
Vice President of Operations

**Members of the audit committee*

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of iCAD, Inc.,
Nashua, New Hampshire

We have audited the accompanying consolidated balance sheets of iCAD, Inc. and subsidiaries (the "Company") as of December 31, 2004 and 2003, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2004. We have also audited the financial statement schedule listed in the accompanying index. These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and schedule are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and schedule. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements and schedule. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of iCAD, Inc. and subsidiaries as of December 31, 2004 and 2003, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2004 in conformity with accounting principles generally accepted in the United States of America.

Also, in our opinion, the schedule presents fairly, in all material respects, the information set forth therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company's internal control over financial reporting as of December 31, 2004, based on the criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 14, 2005 expressed an unqualified opinion on management's assessment of the effectiveness of the Company's internal control over financial reporting and an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

/s/ BDO Seidman, LLP

Boston, Massachusetts
March 14, 2005

iCAD, Inc. and Subsidiaries
Consolidated Balance Sheets

Assets	December 31, 2004	December 31, 2003
Current assets:		
Cash and equivalents	$ 8,008,163	$ 5,101,051
Trade accounts receivable, net of allowance for doubtful accounts of $450,000 in 2004 and $105,000 in 2003	5,006,333	3,343,296
Inventory	1,013,806	2,123,642
Prepaid and other current assets	261,286	547,014
Total current assets	14,289,588	11,115,003
Property and equipment:		
Equipment	2,078,306	1,825,147
Leasehold improvements	37,904	26,489
Furniture and fixtures	135,544	133,562
	2,251,754	1,985,198
Less accumulated depreciation and amortization	944,121	717,635
Net property and equipment	1,307,633	1,267,563
Other assets:		
Patents, net of accumulated amortization	302,644	379,178
Technology intangibles, net of accumulated amortization	4,964,090	5,580,172
Tradename, distribution agreements and other, net of accumulated amortization	756,867	1,115,000
Goodwill	43,515,285	43,205,220
Total other assets	49,538,886	50,279,570
Total assets	$ 65,136,107	$ 62,662,136
Liabilities and Stockholders' Equity		
Current liabilities:		
Accounts payable	$ 2,006,500	$ 3,979,488
Accrued interest	671,154	333,652
Accrued salaries and other expenses	1,373,191	1,988,476
Deferred revenue	439,717	216,500
Convertible subordinated debentures	-	10,000
Current maturities of notes payable	1,500,000	1,233,390
Total current liabilities	5,990,562	7,761,506
Loans payable to related party	300,000	3,630,000
Notes payable, less current maturities	1,875,000	3,375,000
Total liabilities	8,165,562	14,766,506
Commitments and Contingencies		
Stockholders' equity:		
Convertible Preferred Stock, $.01 par value: authorized 1,000,000 shares; issued and outstanding 7,435 in 2004 and 2003, with the aggregate liquidation value of $1,257,500 in 2004 and 2003, plus 7% annual dividend	74	74
Common Stock, $.01 par value: authorized 50,000,000 shares; issued 36,410,170 shares in 2004 and 33,704,809 shares in 2003; outstanding 36,342,294 shares in 2004 and 33,636,933 shares in 2003	364,101	337,048
Additional paid-in capital	130,271,515	120,395,390
Accumulated deficit	(72,714,881)	(71,886,618)
Treasury stock at cost (67,876 shares)	(950,264)	(950,264)
Total stockholders' equity	56,970,545	47,895,630
Total liabilities and stockholders' equity	$ 65,136,107	$ 62,662,136

See accompanying notes to consolidated financial statements.

iCAD, Inc. and Subsidiaries
Consolidated Statements of Operations

For the Years Ended December 31,	2004	2003	2002
Sales	$ 23,308,462	$ 6,520,306	$ 5,000,184
Cost of sales	6,533,296	2,941,663	5,161,643
Gross margin	16,775,166	3,578,643	(161,459)
Operating expenses:			
Engineering and product development	4,832,842	2,384,057	1,626,001
General and administrative	5,126,110	7,439,721	6,595,076
Marketing and sales	7,083,433	1,838,618	987,587
Total operating expenses	17,042,385	11,662,396	9,208,664
Loss from operations	(267,219)	(8,083,753)	(9,370,123)
Interest expense - net (includes $287,840, $102,555 and $26,761, respectively, to related parties)	(561,044)	(114,655)	(48,167)
Net loss	(828,263)	(8,198,408)	(9,418,290)
Preferred dividends	133,000	144,258	148,050
Net loss available to common stockholders	$ (961,263)	$ (8,342,666)	$ (9,566,340)
Net loss per share			
Basic and diluted	$ (0.03)	$ (0.31)	$ (0.46)
Weighted average number of shares used in computing loss per share			
Basic and diluted	34,057,775	26,958,324	20,928,397

See accompanying notes to consolidated financial statements.

iCAD, Inc. and Subsidiaries
Consolidated Statements of Stockholders' Equity

	Preferred Stock		Common Stock		Additional			
	Number of Shares Issued	Par Value	Number of Shares Issued	Par Value	Paid-in Capital	Accumulated Deficit	Treasury Stock	Stockholders' Equity
Balance at December 31, 2001	9,550	$ 96	15,241,833	$ 152,418	$ 57,107,227	$(54,269,920)	$ (950,264)	$ 2,039,557
Issuance of Common Stock pursuant to incentive stock option plan	-	-	150,454	1,505	159,004	-	-	160,509
Issuance of Common Stock relative to conversion of loan payable to related parties	-	-	215,517	2,155	497,845	-	-	500,000
Issuance of Common Stock relative to conversion of Preferred Stock	(1,000)	(10)	100,000	1,000	(990)	-	-	-
Issuance of Common Stock to investor	-	-	250,000	2,500	497,500	-	-	500,000
Issuance of Common Stock relative to merger	-	-	10,400,000	104,000	27,569,500	-	-	27,673,500
Issuance of Common Stock for payment of dividends to investors	-	-	60,320	603	147,447	-	-	148,050
Preferred Stock dividends	-	-	-	-	(148,050)	-	-	(148,050)
Net loss	-	-	-	-	-	(9,418,290)	-	(9,418,290)
Balance at December 31, 2002	8,550	86	26,418,124	264,181	85,829,483	(63,688,210)	(950,264)	21,455,276
Issuance of Common Stock pursuant to incentive stock option plan	-	-	616,640	6,166	855,134	-	-	861,300
Issuance of Common Stock relative to payment of accounts payable	-	-	600,000	6,000	2,015,600	-	-	2,021,600
Issuance of Common Stock relative to conversion of Preferred Stock	(1,115)	(11)	157,500	1,575	(1,564)	-	-	-
Issuance of Common Stock in connection with legal settlement	-	-	325,954	3,260	1,212,940	-	-	1,216,200
Issuance of Common Stock relative to merger	-	-	4,300,000	43,000	24,467,000	-	-	24,510,000
Issuance of Common Stock relative to private offering	-	-	1,260,000	12,600	5,906,400	-	-	5,919,000
Issuance of stock options in payment for legal services	-	-	-	-	23,377	-	-	23,377
Compensation expense related to the extension of director stock options	-	-	-	-	87,285	-	-	87,285
Issuance of Common Stock for payment of dividends to investors	-	-	26,591	266	143,992	-	-	144,258
Preferred Stock dividends	-	-	-	-	(144,258)	-	-	(144,258)
Net loss	-	-	-	-	-	(8,198,408)	-	(8,198,408)
Balance at December 31, 2003	7,435	74	33,704,809	337,048	120,395,390	(71,886,618)	(950,264)	47,895,630
Issuance of Common Stock pursuant to incentive stock option plan	-	-	593,574	5,936	966,654	-	-	972,590
Issuance of Common Stock pursuant to exercise of warrants	-	-	50,000	500	124,500	-	-	125,000
Issuance of Common Stock relative to conversion of loan payable to investor	-	-	70,612	706	61,432	-	-	62,138
Issuance of Common Stock relative to private offerings	-	-	1,962,222	19,622	8,723,828	-	-	8,743,450
Issuance of Common Stock for payment of dividends to investors	-	-	28,953	289	132,711	-	-	133,000
Preferred Stock dividends	-	-	-	-	(133,000)	-	-	(133,000)
Net loss	-	-	-	-	-	(828,263)	-	(828,263)
Balance at December 31, 2004	7,435	$ 74	36,410,170	$ 364,101	$130,271,515	$(72,714,881)	$ (950,264)	$56,970,545

See accompanying notes to consolidated financial statements.

iCAD, Inc. and Subsidiaries
Consolidated Statements of Cash Flows

For the Years Ended December 31,	2004	2003	2002
Cash flows from operating activities:			
Net loss	$ (828,263)	$ (8,198,408)	$ (9,418,290)
Adjustments to reconcile net loss to net cash used by operating activities:			
Depreciation	286,500	138,090	143,809
Amortization	1,052,195	529,803	246,072
Loss on disposal of assets	21,110	1,443,628	473,350
Issuance of Common Stock for payment of legal settlement	-	1,216,200	-
Legal expense relative to issuance of stock options and warrants	-	23,377	-
Stock based compensation expense relative to extension of stock options	-	87,285	-
Stock based compensation expense related to issue of stock at merger	-	-	2,800,000
Changes in operating assets and liabilities:			
Accounts receivable	(1,749,590)	685,960	(167,262)
Inventory	1,109,836	(275,657)	2,207,149
Prepaid and other current assets	185,728	(52,957)	4,026
Accounts payable	(1,972,988)	143,573	905,624
Accrued interest	337,502	104,574	25,779
Accrued expenses	(615,285)	(728,526)	524,034
Deferred revenue	223,217	216,500	-
Total adjustments	(1,121,775)	3,531,850	7,162,581
Net cash used by operating activities	(1,950,038)	(4,666,558)	(2,255,709)
Cash flows from investing activities:			
Additions to patents, technology and other	(1,446)	(264,225)	-
Additions to property and equipment	(347,680)	(100,000)	(150,062)
Acquisitions, net of cash acquired	(123,512)	(1,103,969)	2,202,040
Net cash provided (used) by investing activities	(472,638)	(1,468,194)	2,051,978
Cash flows from financing activities:			
Issuance of Common Stock for cash	9,903,178	6,780,300	160,509
Proceeds from investor	-	3,430,000	500,000
Proceeds of notes payable to principal stockholder	-	-	750,000
Payment of notes payable to principal stockholder	(3,330,000)	-	(550,000)
Payment of note payable	(1,233,390)	(65,526)	(61,109)
Payment of convertible subordinated debentures	(10,000)	-	-
Net cash provided by financing activities	5,329,788	10,144,774	799,400
Increase in cash and equivalents	2,907,112	4,010,022	595,669
Cash and equivalents, beginning of year	5,101,051	1,091,029	495,360
Cash and equivalents, end of year	$ 8,008,163	$ 5,101,051	$ 1,091,029
Supplemental disclosure of cash flow information:			
Interest paid	$ 240,030	$ 1,965	$ 983
Non-cash items from financing activities:			
Conversion of loans and accrued interest payable to related parties into Common Stock	$ -	$ -	$ 500,000
Conversion of accounts payable into Common Stock	$ -	$ 2,021,600	$ -
Dividends payable with Common Stock	$ 133,000	$ 144,258	$ 148,050
Fair market value of iCAD Common Stock and Common Stock options issued to acquire capital stock of Qualia and ISSI	$ -	$ 24,510,000	$ 27,673,500
Net tangible assets of Qualia and ISSI acquired, excluding cash acquired of $446,031 and $2,202,040, respectively	$ -	$ 1,317,092	$ 406,433
Fair market value of indentifiable intangible assets acquired from Qualia and ISSI, respectively	$ -	$ 3,694,000	$ 5,437,000

See accompanying notes to consolidated financial statements.

iCAD, Inc. and Subsidiaries
Notes to Consolidated Financial Statements

(1) Summary of Significant Accounting Policies

(a) Nature of Operations and Use of Estimates

iCAD, Inc. and its subsidiaries (the "Company") designs, develops, manufactures and markets Computer-Aided Detection (CAD) technology for mammography applications and medical film digitizers. The Company considers itself a single reportable business segment. The Company sells its products throughout the world through various distributors, resellers and systems integrators. See Note 10 for geographical and major customer information.

The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Many of the Company's estimates and assumptions used in the preparation of the financial statements relate to the Company's products, which are subject to rapid technological change. It is reasonably possible that changes may occur in the near term that would affect management's estimates with respect to inventory, equipment and intangible assets.

(b) Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries that were acquired during 2003, Qualia Acquisition Corporation, CADx Systems, Inc., CADx Medical Systems Inc., CADx Systems Ltd. and CADx Medical SARL. Any material intercompany transactions and balances have been eliminated in consolidation.

(c) Cash Flow Information

For purposes of reporting cash flows, the Company defines cash and cash equivalents as all bank transaction accounts, certificates of deposit, money market funds and deposits, and other money market instruments maturing in less than 90 days, which are unrestricted as to withdrawal.

(d) Financial instruments

The carrying amounts of financial instruments, including cash and equivalents, accounts receivable, accounts payable, accrued expenses, loan payable to related parties, notes payable and other convertible debt approximated fair value as of December 31, 2004 and 2003.

(e) Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are customer obligations due under normal trade terms. The Company performs continuing credit evaluations of its customers' financial condition and generally does not require collateral.

Senior management reviews accounts receivable on a periodic basis to determine if any receivables will potentially be uncollectible. The Company includes any accounts receivable balances that are determined to be uncollectible, along with a general reserve, in its overall allowance for doubtful accounts. After all attempts to collect a receivable have failed, the receivable is written off against the allowance. Based on

(1) Summary of Significant Accounting Policies *(continued)*

(e) Accounts Receivable and Allowance for Doubtful Accounts *(continued)*

the information available to the Company, it believes the allowance for doubtful accounts as of December 31, 2004 is adequate. However, actual write-offs might exceed the recorded allowance.

(f) Inventory

Inventory is valued at the lower of cost or market value, with cost determined by the first-in, first-out method. At December 31, inventory consisted of raw material and finished goods of approximately $194,000 and $820,000, respectively, for 2004, and raw material and finished goods of approximately $129,000 and $1,995,000, respectively, for 2003.

(g) Property and Equipment

Property and equipment are stated at cost and depreciated using the straight-line method over the estimated useful lives of the various classes of assets (ranging from 3 to 5 years).

(h) Long-Lived Assets

Long-lived assets, such as intangible assets, other than goodwill, and property and equipment, are evaluated for impairment when events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable through the estimated undiscounted future cash flows from the use of these assets. When any such impairment exists, the related assets are written down to fair value.

Intangible assets subject to amortization consist primarily of patents, technology intangibles, trade name and distribution agreements purchased in the acquisition of ISSI in June, 2002 and CADx in December, 2003 (See Note 2). These assets are amortized on a straight-line basis over their estimated useful lives of 2 to 10 years.

For the Years Ended December 31,	2004	2003	Weighted Average Useful Life
Gross carrying amount			
Patents	$ 390,624	$ 389,178	5 years
Technology	6,160,822	6,160,822	10 years
Trade name	248,000	248,000	10 years
Distribution agreements	867,000	867,000	2-3 years
Total intangible assets	$ 7,666,446	$ 7,665,000	
Accumulated amortization			
Patent	87,980	10,000	
Technology	1,196,732	580,650	
Trade name	24,800	-	
Distribution agreements	333,333	-	
Total accumulated amortization	$ 1,642,845	$ 590,650	
Intangible assets, net	$ 6,023,601	$ 7,074,350	

(1) Summary of Significant Accounting Policies *(continued)*

(h) Long-Lived Assets *(continued)*

Amortization expense related to intangible assets was approximately $1,052,000, $530,000 and $246,000 for the years ended December 31, 2004, 2003, and 2002, respectively. Estimated amortization of our intangible assets for the next five fiscal years is as follows including amortization expense related to intangibles from our acquisitions of ISSI in 2002 and CADx in 2003:

Estimated amortization expense for the years ended December 31:

2005	$ 1,052,000
2006	909,000
2007	699,000
2008	699,000
2009	641,000

In the third quarter of 2003, the Company recorded a write-off of $1,443,628 for the remaining asset, net of accumulated amortization, attributable to its distribution agreement with Instrumentarium, which the Company assumed as part of the ISSI acquisition. This write-off came after assessing the performance of Instrumentarium under the distribution agreement, and in light of the Company's implementation of alternative distribution channels. This charge is included in 2003 general and administrative expenses.

(i) Goodwill

In June 2001, the Financial Accounting Standards Board (FASB) issued SFAS No. 141, "Business Combinations" and No. 142, "Goodwill and Other Intangible Assets". SFAS 141 requires companies to use the purchase method of accounting for all business combinations initiated after June 30, 2001, and establishes specific criteria for the recognition of intangible assets separately from goodwill. SFAS 142 addresses the accounting for acquired goodwill and intangible assets. Goodwill and indefinite-lived intangible assets are no longer amortized and are tested for impairment at least annually.

Goodwill arose in connection with the ISSI acquisition in June 2002 and with CADx at December 31, 2003. See Note 2.

(j) Revenue Recognition

Revenue is recognized when products are shipped to customers, provided that there are no uncertainties regarding customer acceptance, there is persuasive evidence of an arrangement, the sales price is fixed or determinable and collection of the related receivable is probable.

(k) Cost of Sales

Cost of sales consists of the costs of products purchased for resale, any associated inbound and outbound freight and duty, any costs associated with manufacturing, warehousing, material movement and inspection, amortization of any license rights, and amortization of capitalized equipment.

(1) Summary of Significant Accounting Policies *(continued)*

(l) Warranty Costs

The Company's products are generally under warranty against defects in material and workmanship from a 90 day to 2 year period, depending on the product. The Company established a warranty reserve in the amount of $150,000 in 2004 and $100,000 in 2003.

(m) Engineering and Product Development Costs

These costs relate to research and development efforts which are expensed as incurred.

(n) Advertising Costs

The Company expenses advertising costs as incurred. Advertising expense for the years ended December 31, 2004, 2003 and 2002 was $620,000, $250,000 and $125,000, respectively.

(o) Net Loss Per Common Share

Net loss per common share has been computed in accordance with Statement of Financial Accounting Standards ("SFAS") No. 128, "Earnings per Share".

(p) Earnings per Share

The Company follows SFAS No. 128, "Earnings per Share", which requires the presentation of both basic and diluted earning per share on the face of the Statements of Operations. Conversion of the subordinated debentures and other convertible debt and Preferred Stock and assumed exercise of options and warrants are not included in the calculation of diluted loss per share since the effect would be antidilutive. Accordingly, basic and diluted net loss per share do not differ for any period presented. The following table summarizes the Common Stock equivalent of securities that were outstanding as of December 31, 2004, 2003 and 2002, but not included in the calculation of diluted net loss per share because such shares are antidilutive:

	2004	2003	2002
Stock options	3,914,511	3,688,551	3,774,748
Stock warrants	1,010,311	124,200	57,000
Convertible Revolving Promissory Note	54,557	1,261,136	80,000
Convertible Series A Preferred Stock	615,000	615,000	715,000
Convertible Series B Preferred Stock	642,500	642,500	700,000

(q) Income Taxes

The Company follows the liability method under SFAS No. 109, "Accounting for Income Taxes".
The primary objectives of accounting for taxes under SFAS 109 are to (a) recognize the amount of tax payable for the current year and (b) recognize the amount of deferred tax liability or asset for the future tax consequences of events that have been reflected in the Company's financial statements or tax returns.

(1) Summary of Significant Accounting Policies *(continued)*

(r) Stock-Based Compensation

The Company applies the Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations in accounting for its employee stock option plans. Under APB Opinion No. 25, when the number of shares and exercise price of the Company's employee stock options are fixed and the exercise price equals the market price of the underlying stock on the date of grant, no compensation cost is recognized provided vesting is based solely on the passage of time.

The Company provides proforma disclosures of compensation expense under the fair value method of SFAS No. 123, "Accounting for Stock-Based Compensation," as amended by SFAS No. 148, "Accounting for Stock-Based Compensation – Transition and Disclosure". The Company estimates the fair value of each granting of options at the grant date using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in 2004: no dividends paid on common shares; expected volatility of 78.9%; risk-free interest rates of 3.03%, 3.10%, 3.72%, 3.26%, 2.89% and 3.25%; and expected lives of 3 to 4 years. The weighted-average assumptions used for grants in 2003 were: no dividends paid on common shares; expected volatility of 80.8%; risk-free interest rates of 2.91%, 2.34%, 2.63%, 2.60%, 3.06% and 3.34%; and expected lives of 4 and 5 years. The weighted-average assumptions used for grants in 2002 were: no dividends paid on common shares; expected volatility of 80.3%; risk-free interest rates of 2.01%, 4.86%, 3.37%, 1.79% and 1.56%; and expected lives of 1 to 9 years.

Had compensation cost for the Company's option plans been determined using the fair value method at the grant dates, the effect on the Company's net loss and loss per share for the years ended December 31, 2004, 2003 and 2002 would have been as follows:

		2004		2003		2002
Net loss available to common stockholders as reported	$	(961,263)	$	(8,342,666)	$	(9,566,340)
Deduct: Total stock-based employee compensation determined under fair value method for all awards		(439,458)		(204,455)		(1,820,855)
Pro forma net loss	$	(1,400,721)	$	(8,547,121)	$	(11,387,195)
Basic and diluted loss per share						
As reported	$	(.03)	$	(.31)	$	(.46)
Pro forma	$	(.04)	$	(.32)	$	(.54)

iCAD, Inc. and Subsidiaries
Notes to Consolidated Financial Statements *(continued)*

(1) Summary of Significant Accounting Policies *(continued)*

(s) Recently Issued Accounting Standards

In December 2004, the FASB revised SFAS No. 123 (SFAS No. 123R) which requires the measurement of the cost of employee services received in exchange for an award of an equity instrument based on the grant-date fair value of the award. The measured cost is to be recognized over the period during which an employee is required to provide service in exchange for the award, usually the vesting period. The provisions of this statement are effective for all employee equity awards granted on or after July 1, 2005 and to any unvested awards outstanding as of July 1, 2005. Retrospective application is permitted. The adoption of this statement is expected to have a material adverse impact on the Company's results of operations. The Company is currently assessing the transition method it will use upon adoption.

In December 2004, the FASB issued SFAS No. 153, "Exchanges of Non-monetary Assets", which eliminates the exception of fair value measurement for non-monetary exchanges of similar productive assets in existing accounting literature and replaces it with an exception for exchanges that do not have commercial substance. SFAS No. 153 specifies that a non-monetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. The provisions of SFAS No. 153 are effective for non-monetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. Adoption of this statement is not expected to have a material impact on the Company's financial position and results of operations.

(2) Acquisitions

(a) Acquisition of CADx

On December 31, 2003, the Company completed the acquisition of CADx. This merger brings together two of the three companies approved by the FDA to market computer-aided detection of breast cancer solutions in the United States. To complete the merger, iCAD issued a total of 4,300,000 shares of its Common Stock, representing approximately 13% of the outstanding shares of iCAD Common Stock after the merger. The value of the Company's Common Stock issued was based upon a per share value of $5.70, equal to the closing price on November 28, 2003, the day the acquisition was announced. Additionally, iCAD paid $1,550,000 in cash and executed a 36-month secured promissory note in the amount of $4,500,000 to purchase Qualia shares that were owned by two institutional investors. The acquisition was accounted for as a purchase on December 31, 2003, and accordingly, the operations of CADx are included in the consolidated financial statements commencing on January 1, 2004. The purchase price has been allocated to net assets acquired based upon an independent appraisal of their fair values.

(2) Acquisitions *(continued)*

(a) Acquisition of CADx *(continued)*

Following is a summary of the fair values of the assets acquired and liabilities assumed as of the date of acquisition:

Current assets	$	4,791,693
Property and equipment		850,241
Identifiable intangible assets		3,694,000
Goodwill		26,099,562
Current liabilities		(3,878,811)
Purchase price	$	31,556,685

The unaudited proforma operating results for the Company, assuming the acquisition of CADx occurred as of January 1, 2003, are as follows:

Year ended December 31,		2003
Sales	$	16,219,443
Loss from operations	$	(14,553,691)
Net loss	$	(15,087,642)
Net loss per share:		
Basic and diluted	$	(0.57)

(b) Acquisition of ISSI

On June 28, 2002, the Company completed the acquisition of Intelligent Systems Software, Inc. ("ISSI") pursuant to a plan and agreement of merger. The Company acquired all of the issued and outstanding capital stock of ISSI, a privately held company based in Boca Raton, Florida. The Company initiated the merger with the intention of improving its competitive position in the CAD market place for products of the combined companies. In the merger, the Company issued a total of 10,400,000 shares of its Common Stock to the ISSI stockholders, including 2,000,000 shares of the Company's Common Stock which were issued to a corporation owned by the Chairman of the Company, Mr. Robert Howard, in exchange for shares of ISSI Common Stock purchased by the corporation immediately prior to the merger, as approved by the Company's shareholders and in accordance with the provisions of the merger agreement. The value of the Company's Common Stock issued was based upon a per share value of $3.20, equal to the closing price on February 19, 2002, the day the acquisition was announced. In connection with the 2,000,000 shares issued to the corporation owned by Mr. Howard, the Company recorded compensation expense of $2,800,000, which represented the amount that the fair market value of iCAD common shares issued exceeded the consideration paid for ISSI Common Stock. The acquisition was accounted for as a purchase, and accordingly, the operations of ISSI are included in the consolidated financial statements since the effective date, the close of business on June 28, 2002. The purchase price has been allocated to net assets acquired based upon an appraisal of their fair values.

(2) Acquisitions *(continued)*

(b) Acquisition of ISSI *(continued)*

Following is a summary of the fair values of the assets acquired and liabilities assumed as of the date of acquisition:

Current assets	$	3,180,347
Property and equipment		246,613
Identifiable intangible assets		5,437,000
Goodwill		17,415,723
Current liabilities		(762,332)
Notes payable		(56,155)
Purchase price	$	25,461,196

The unaudited proforma operating results for the Company, assuming the acquisition of ISSI occurred as of January 1, 2002, are as follows:

Year ended December 31,		2002
Sales	$	6,246,432
Loss from operations	$	(9,991,795)
Net loss	$	(10,039,962)
Net loss per share:		
Basic and diluted	$	(0.39)

(3) Restructuring Charges

(a) Discontinued product lines

During the second quarter of 2002, the Company implemented a plan whereby it would no longer support its graphic arts and photographic product lines and would concentrate its efforts in the medical imaging and CAD business. In connection therewith, the Company wrote off all inventories, fixed assets and intangible assets related to the discontinued product lines down to their estimated salvage values. Accordingly, during 2002 the Company recorded charges for the write off inventory of approximately $2,370,000 and of fixed and intangible assets of approximately $417,000, included in the cost of sales and general and administration expenses, respectively, in the accompanying consolidated statements of operation for the year ended December 31, 2002.

During the fourth quarter of 2002, the Company concluded the licensing and divestiture of the discontinued product lines. The license agreement provided for the sale of all tangible and intangible assets related to the product lines. Total consideration of $188,117 was paid through the assumption of certain liabilities of the Company and is included in the cost of sales in the accompanying consolidated statements of operations for the year ended December 31, 2002. In accordance with the licensing agreement any sales by the licensee will result in royalty revenue to the Company. Royalty revenues are earned as a flat fee for each unit sold by the licensee. No royalty revenue was received in 2003 or 2004.

(3) Restructuring Charges *(continued)*

(b) Closure of Tampa Office

During the first quarter of 2004, the Company took action following its merger with CADx to reduce its workforce and close its office and software development group located in Tampa, Florida. In connection with these measures, the Company incurred approximately $280,000 in non-recurring engineering severance benefits and office closure expenses with approximately $180,000 due under the non-cancelable operating lease for the facility. The total charge is included in engineering and product development costs in the accompanying 2004 consolidated statement of operations. As of December 31, 2004 approximately $139,000 of severance and closing costs were paid and charged against the liability. Remaining facility closing cost accrued as of December 31, 2004 was approximately $141,000, and expected payments of $54,000, $55,000 and $32,000 are due in 2005, 2006 and 2007, respectively.

(c) Closure of Boca Raton Office

During the third quarter of 2002, the Company's first quarter of combined operations, iCAD's management and directors evaluated the Company's organization and operations to identify and eliminate redundancies and inefficiencies created through the merger of Howtek and ISSI. As a consequence, the Company negotiated the resignations of three members of senior management, and took action to close the Company's office in Boca Raton, Florida in 2003 resulting in a one time charge of $884,000. Charges recorded in connection with separation agreements negotiated with its former Chief Executive Officer and Vice President of Finance totaled approximately $790,000. The cost of closing the Boca Raton office totaled approximately $94,000 and represented remaining amounts due under the non-cancelable operating lease for the facility. The total charge is included in general and administrative expenses in the accompanying 2002 consolidated statement of operations.

(4) Related Party Transactions

(a) Loan Payable to Principal Stockholder

The Company has a Revolving Loan and Security Agreement (the "Loan Agreement") with Mr. Robert Howard, Chairman of the Board of Directors of the Company, under which Mr. Howard has agreed to advance funds, or to provide guarantees of advances made by third parties in an amount up to $5,000,000. The Loan Agreement expires January 4, 2006, subject to extension by the parties. Outstanding advances are collateralized by substantially all of the assets of the Company and bear interest at prime interest rate plus 2% with a minimum of 8%, (8% at December 31, 2004). Mr. Howard is entitled to convert outstanding advances made by him under the Loan Agreement into shares of the Company's Common Stock at any time based on the outstanding closing market price of the Company's Common Stock at the lesser of the market price at the time each advance is made or at the time of conversion.

In the first quarter of 2002, Mr. Howard converted $500,000 of advances made under the Loan Agreement into 215,517 shares of restricted Common Stock of the Company. The Company then borrowed $250,000 in the second quarter and, in November 2002 the Company repaid Mr. Howard $50,000 for a net repayment amount of $200,000 in 2002 pursuant to the Loan Agreement. At December 31, 2002, $200,000 was owed by the Company under the Loan Agreement.

(4) Related Party Transactions *(continued)*

(a) Loan Payable to Principal Stockholder *(continued)*

During 2003 the Company borrowed $3,430,000 and in December 2004, the Company repaid Mr. Howard $3,330,000 pursuant to the Loan Agreement. As of December 31, 2004, $300,000 was owed by the Company and the Company had $4,700,000 available for future borrowings under the Loan Agreement.

(b) Premises Lease and Other Expenses

In January 2003, the Company relocated its principal executive offices. See Note 11(a) of the Notes to Consolidated Financial Statements.

Prior to its relocation the Company conducted its operations in premises owned by Mr. Robert Howard, pursuant to a lease, which expired January 31, 2003. The Company was required to pay real estate taxes, provide insurance and maintain the premises. Total rent paid under this lease for each of the years ended December 31, 2003 and 2002 was $6,542 and $78,500.

5) Accrued Expenses

Accrued expenses consist of the following at December 31, 2004 and 2003:

		2004		2003
Accrued restructuring	$	140,945	$	-
Accrued legal settlement		142,856		250,000
Accrued salary and related expenses		555,800		1,273,559
Accrued warranty expense		150,000		100,000
Other accrued expenses		383,590		364,917
	$	1,373,191	$	1,988,476

(6) Convertible Subordinated Debentures

The Company had a 9% Convertible Subordinated Debentures (the "Debentures"), which became due December 1, 2001. Interest on the Debentures was payable semi-annually on June 1 and December 1. The Debentures were convertible into Common Stock of the Company at the conversion price of $19.00 per share, subject to adjustment in certain events. On December 31, 1998, the Company and the Trustee of the Debentures entered into a Second Supplemental Indenture (the "Agreement"). The purpose of the Agreement was to reduce the conversion price for the Debentures from $19.00 per share to $1.00 per share, subject to adjustment as set forth in the Indenture, during the period from December 31, 1998 through March 23, 1999. Under the Agreement, $2,064,000 were converted into 2,064,000 shares of Common Stock, at the conversion price of $1.00 per share. In December 2001, $107,000 of its Debentures were presented for payment. During 2004, the remaining $10,000 of the Company's Debentures were presented for payment. As of December 31, 2004 and 2003 the Company's outstanding balance on its Debentures was $0 and $10,000, respectively.

(7) Notes Payable

To complete the acquisition of CADx (see Note 2), the Company executed a secured promissory note in the amount of $4,500,000 to purchase Qualia's shares, issued in favor of CADx Canada which is payable in quarterly installments over a 3 year period commencing April 2004 and bears interest at the rate per annum equal to the greater of (i) 6.25% or (iii) the prime rate plus 1%, (6.25% at December 31, 2004). The note is secured by the assets of iCAD. Scheduled maturity of the note payable at December 31, 2004 is as follows:

Year ending	Principal
2005	1,500,000
2006	1,500,000
2007	375,000
Total	$ 3,375,000

In connection with the acquisition of ISSI, the Company assumed two convertible promissory notes payable with an original principal amounts totaling $56,155. The Company was required to make quarterly interest payments on the outstanding principal balance at a rate of 7% per annum. The convertible promissory notes gave the holder the right, at any time, to convert the outstanding principal balance and any accrued interest balance into shares of Common Stock based on the conversion rate of $0.88 per share of the Company's Common Stock. In 2004, the holder converted $56,155 and accrued interest due under the promissory notes into 70,612 shares of Common Stock of the Company. As of December 31, 2004 and 2003, the Company owed $0 and $56,155 pursuant to the promissory notes.

During 2001 the Company entered into a financing agreement with a supplier to purchase $193,492 of components, pursuant to a note agreement (the "Note"), payable over 36 months starting October 1, 2001 with the interest at a fixed rate of 7% per annum. As of December 31, 2004 and 2003, the Company owed $0 and $52,235 pursuant to the Note.

(8) Stockholders' Equity

(a) Preferred Stock

7% Series A Convertible Preferred Stock. On December 22, 1999 the Company, pursuant to the authority of the Company's Board of Directors, adopted a resolution creating a series of Preferred Stock designated as 7.0% Series A Convertible Preferred Stock (the "Series A Preferred Stock"). The number of shares initially constituting the Series A Preferred Stock was 10,000, par value $.01 per share, which may be decreased (but not increased) by the Board of Directors without a vote of stockholders, provided, however, that such number may not be decreased below the number of then outstanding shares of Series A Preferred Stock. The holders of the shares of Series A Preferred Stock shall vote together with the Common Stock as a single class on all actions to be voted on by the stockholders of the Company. Each share of Series A Preferred Stock shall entitle the holder thereof to such number of votes per share on each such action as shall equal the number of whole shares of Common Stock into which each share

8) Stockholders' Equity *(continued)*

(a) Preferred Stock *(continued)*

of Series A Preferred Stock is then convertible. The holders shall be entitled to notice of any stockholder's meeting in accordance with the By-Laws of the Company. Each share of Series A Preferred Stock is convertible into that number of shares of Common Stock determined by dividing the aggregate liquidation preference of the number of shares of Series A Preferred Stock being converted by $1.00 (the "Conversion Rate"). The Conversion Rate shall be subject to appropriate adjustment by stock split, dividend or similar division of the Common Stock or reverse split or similar combinations of the Common Stock prior to conversion. The Company may at any time after the date of issuance, at the option of the Board of Directors, redeem in whole or in part the Series A Preferred Stock by paying cash equal to $100 per share together with any accrued and unpaid dividends (the "Redemption Price"). The Redemption Price shall be subject to appropriate adjustment by the Board of Directors of similar division of shares of Series A Preferred Stock or reverse split or similar combination of the Series A Preferred Stock. In the event the Company shall liquidate, dissolve or wind up, no distribution shall be made to the holders of shares of Common Stock unless, prior thereto the holders of shares of Series A Preferred Stock shall have received $100 per share (as adjusted for any stock dividends, combinations or splits) plus all declared or accumulated but unpaid dividends. The holders of shares of Series A Preferred Stock, in preference to the holders of shares of Common Stock, shall be entitled to receive cumulative dividends of $7.00 per annum per share, payable annually, subject to appropriate adjustment by the Board of Directors of the Company in the event of any stock split, dividend or similar division of shares of Series A Preferred. Dividends are payable annually, in arrears, on the last day of December in each year.

In December 1999 the Company sold, in private transactions, a total of 6,900 shares of its 7% Series A Preferred Stock ($.01 per share par value), at $100 per share, consisting of 6,600 shares to unrelated parties, and 300 shares to Mr. W. Scott Parr, for gross proceeds of $690,000. On April 12, 2000, the Company sold, in private transactions, a total of 2,250 shares of its 7% Series A Preferred Stock ($.01 per share par value), at $100 per share, consisting of 1,000 shares to an unrelated party, 1,000 shares to Dr. Lawrence Howard, son of the Company's Chairman, Mr. Robert Howard, and 250 shares to Mr. W. Scott Parr, the Company's President, Chief Executive Officer, for gross proceeds of $225,000.

In 2000 and 2002, 2,000 shares of the Company's 7% Series A Preferred Stock were converted by unrelated parties into 100,000 shares of the Company's Common Stock. In October 2003, Dr. Lawrence Howard converted 1,000 shares of the Company's 7% Series A Preferred Stock into 100,000 shares of the Company's Common Stock. As of December 31, 2004 and 2003 the Company's had 6,150 shares of its 7% Series A Preferred Stock issued and outstanding, with an aggregate liquidation value of $615,000.

7% Series B Convertible Preferred Stock. On October 19, 2000 the Company, pursuant to the authority of the Company's Board of Directors, adopted a resolution creating a series of Preferred Stock designated as 7.0% Series B Convertible Preferred Stock (the "Series B Preferred Stock"). The number of shares initially constituting the Series B Preferred Stock was 2,000, par value $.01 per share, which may be decreased (but not increased) by the Board of Directors without a vote of stockholders, provided, however, that such number may not be decreased below the number of then outstanding shares of Series B

8) Stockholders' Equity *(continued)*

(a) Preferred Stock *(continued)*

Preferred Stock. The holders of the shares of Series B Preferred Stock have no voting rights other than is required by law. Each share of Series B Preferred Stock is convertible into that number of shares of Common Stock determined by dividing the aggregate liquidation preference of the number of shares of Series B Preferred Stock being converted by $2.00 (the "Conversion Rate"). The Conversion Rate shall be subject to appropriate adjustment by stock split, dividend or similar division of the Common Stock or reverse split or similar combinations of the Common Stock prior to conversion. The Company may at any time after the date of issuance, at the option of the Board of Directors, redeem in whole or in part the Series B Preferred Stock by paying cash equal to $1,000 per share together with any accrued and unpaid dividends (the "Redemption Price"). The Redemption Price shall be subject to appropriate adjustment by the Board of Directors of similar division of shares of Series B Preferred Stock or reverse split or similar combination of the Series B Preferred Stock. In the event the Company shall liquidate, dissolve or wind up, no distribution shall be made to the holders of shares of Common Stock unless, prior thereto, the holders of shares of Series B Preferred Stock shall have received $1,000 per share (as adjusted for any stock dividends, combinations or splits) plus all declared or accumulated but unpaid dividends. The holders of shares of Series B Preferred Stock, in preference to the holders of shares of Common Stock, shall be entitled to receive cumulative dividends of $70.00 per annum per share, payable annually, subject to appropriate adjustment by the Board of Directors of the Company in the event of any stock split, dividend or similar division of shares of Series B Preferred. Dividends are payable annually, in arrears, on the last day of December in each year.

In October 2000 the Company sold, in private transactions, a total of 1,400 shares of its 7% Series B Preferred Stock at $1,000 per share, consisting of 1,350 shares to unrelated parties, and 50 shares to Mr. W. Scott Parr, for gross proceeds of $1,400,000. The 1,400 shares of 7% Series B Preferred Stock were issued with a conversion price below the Company's Common Stock quoted value and as a result accredited dividends of $996,283 were recorded and included in the net loss per share calculation for the year ended December 31, 2000. In 2003, 115 shares of the Company's Series B Preferred Stock were converted by unrelated parties into 57,500 shares of the Company's Common Stock. As of December 31, 2004 and 2003 the Company's had 1,285 shares of its 7% Series B Preferred Stock issued and outstanding, with an aggregate liquidation value of $642,500.

(b) Stock Options

The Company has four stock option plans, which are described as follows:

<u>The 2001 Stock Option Plan, ("The 2001 Plan").</u>

The 2001 Plan was adopted in August 2001, at the Annual Meeting of Stockholders at which the Stockholders voted to replace the 1993 plan, which had no further stock available for grant. The 2001 Plan provides for the granting of non-qualifying and incentive stock options to employees and other persons to purchase up to an aggregate of 1,200,000 shares of the Company's Common Stock. The purchase price of each share for which an option is granted shall be at the discretion of the Board of Directors or the Committee appointed by the Board of Directors provided that the purchase price of

8) Stockholders' Equity *(continued)*

(b) Stock Options *(continued)*

each share for which an incentive option is granted shall not be less than the fair market value of the Company's Common Stock on the date of grant, except for options granted to 10% holders for whom the exercise price shall not be less than 110% of the market price. Incentive options granted under the 2001 Plan vest 100% over periods extending from six months to five years from the date of grant and expire ten years after the date of grant, except for 10% holders whose options shall expire five years after the date of grant. Non-qualifying options granted under the 2001 Plan are generally exercisable over a ten year period, vesting 1/3 each on the first, second, and third anniversaries of the date of grant.

The 2002 Stock Option Plan, ("The 2002 Plan").

The 2002 Plan was adopted in June 2002, at the Annual Meeting of Stockholders. The 2002 Plan provides for the granting of non-qualifying and incentive stock options to employees and other persons to purchase up to an aggregate of 500,000 shares of the Company's Common Stock. The purchase price of each share for which an option is granted shall be at the discretion of the Board of Directors or the Committee appointed by the Board of Directors provided that the purchase price of each share for which an incentive option is granted shall not be less than the fair market value of the Company's Common Stock on the date of grant, except for options granted to 10% holders for whom the exercise price shall not be less than 110% of the market price. Incentive options granted under the 2002 Plan vest 100% over periods extending from six months to five years from the date of grant and expire ten years after the date of grant, except for 10% holders whose options shall expire five years after the date of grant. Non-qualifying options granted under the 2002 Plan are generally exercisable over a ten year period.

Intelligent Systems Software 2001 Stock Option Plan.

In connection with iCAD's acquisition of Intelligent Systems Software, Inc. in June 2002, iCAD assumed options granted under Intelligent Systems Software's 2001 Stock Option Plan to purchase 400,000 shares of Intelligent Systems Software's Common Stock, which options were converted upon such acquisition into the right to purchase 500,000 shares of iCAD's Common Stock in accordance with the terms and conditions set forth in such 2001 Stock Option Plan.

The 2004 Stock Incentive Plan, ("The 2004 Plan").

The 2004 Plan was adopted in June 2004, at the Annual Meeting of Stockholders. The 2004 Plan provides for the granting of non-qualifying and incentive stock options to employees and other persons to purchase up to an aggregate of 1,000,000 shares of the Company's Common Stock. The purchase price of each share for which an option is granted shall be at the discretion of the Board of Directors or the Committee appointed by the Board of Directors provided that the purchase price of each share for which an option is granted shall not be less than the fair market value of the Company's Common Stock on the date of grant, except for incentive options granted to 10% holders for whom the exercise price shall not be less than 110% of the market price. Incentive options granted under the 2004 Plan vest 100% over periods extending from six months to five years from the date of grant and expire ten years after the date of grant, except for 10% holders whose options shall expire five years after the date of grant. Non-qualifying options granted under the 2004 Plan are generally exercisable over a ten year period.

8) Stockholders' Equity *(continued)*

(b) Stock Options *(continued)*

A summary of stock option (incentive and non-qualifying) activity is as follows:

	Option Shares	Price Range Per Share	Weighted Average
Outstanding, January 1, 2002	1,476,589	$ .81-$3.00	$ 1.28
Granted	2,483,445	$ .80-$3.49	$ 2.42
Exercised	(150,454)	$ .80-$1.75	$ 1.07
Forfeited	(34,832)	$ 1.72-$3.49	$ 2.24
Outstanding, December 31, 2002	3,774,748	$ .80-$3.49	$ 2.04
Granted	911,500	$ 1.64-$4.91	$ 2.09
Exercised	(616,640)	$ .80-$3.49	$ 1.40
Forfeited	(381,057)	$ .81-$3.49	$ 2.41
Outstanding, December 31, 2003	3,688,551	$ .80-$4.91	$ 2.12
Granted	1,334,000	$ 2.59-$5.28	$ 4.74
Exercised	(593,574)	$ .80-$3.49	$ 1.64
Forfeited	(514,466)	$ 1.55-$5.28	$ 2.52
Outstanding, December 31, 2004	3,914,511	$ .80-$5.28	$ 3.04
Exercisable at year-end			
2002	2,976,918	$ .80-$3.49	$ 2.05
2003	2,598,682	$ .80-$3.49	$ 2.19
2004	2,414,182	$ .80-$3.49	$ 2.28
Available for future grants			
2004	1,036,612		

The weighted-average fair value of options granted during the year was $2.59 per option for 2004, $1.25 per option for 2003 and $1.49 per option for 2002.

The weighted-average remaining contractual life of stock options outstanding for all plans at December 31, 2004 was 7.4 years.

iCAD, Inc. and Subsidiaries
Notes to Consolidated Financial Statements *(continued)*

8) Stockholders' Equity *(continued)*

(b) Stock Options *(continued)*

The following table summarizes information about stock options outstanding at December 31, 2004:

Range of Exercise Prices:	$.80 to $1.97	$2.20 to $3.49	$5.28
Outstanding options:			
Number outstanding at December 31, 2004	1,470,895	1,506,000	937,616
Weighted average remaining contractual life (years)	5.7	7.9	9.1
Weighted average exercise price	$1.35	$3.28	$5.28
Exercisable options:			
Number outstanding at December 31, 2004	1,257,182	1,157,000	0
Weighted average remaining contractual life (years)	6.3	8.4	0
Weighted average exercise price	$1.29	$3.35	$0

(c) Private Placement

On December 24, 2004, the Company sold 1,872,222 shares of its Common Stock for $4.50 per share in a private placement to institutional investors. The net proceeds to the Company for the 1,872,222 shares sold were approximately $8,325,000. In connection with these transactions the Company issued warrants to purchase 936,111 shares of the Company's Common Stock. The warrants are exercisable for a period of five years from the closing of the offering at an exercise price of $5.50 per share.

In February 2004 a total of 90,000 shares of the Company's Common Stock were issued in connection with the additional investment rights issued in 2003 (see below). The remaining shares expired unexercised. The net proceeds to the Company for the 90,000 shares sold were approximately $418,000. Ladenburg Thalmann & Co. Inc. served as placement agent for these transactions for which it received compensation in the amount of approximately $404,000 and a five year warrant to purchase 67,200 shares of the Company's Common Stock at $5.00 per share.

On November 24, 2003, the Company sold 1,260,000 shares of its Common Stock for $5.00 per share in a private placement to institutional investors. The Company also issued to such investors' additional investment rights to purchase up to an additional 315,000 shares of its Common Stock at $5.00 per share. The net proceeds to the Company for the 1,260,000 shares sold were approximately $5,919,000.

(d) Stock Subscription Warrants

In December 2004, in connection with a private placement transaction the Company issued to the investors in the private placement Common Stock purchase warrant (the "2004 Warrant") under a Subscription Agreement. The 2004 Warrant entitles the holders to purchase from the Company up to an aggregate of 936,111 shares of the Company's Common Stock at $5.50 per share. The 2004 Warrants are exercisable for a period of five years from the closing of the offering and expire on December 15, 2009.

(8) Stockholders' Equity *(continued)*

(d) Stock Subscription Warrants *(continued)*

On November 24, 2003 the Company issued a Common Stock purchase warrant (the "2003 Warrant") to Ladenburg Thalmann & Co., Inc. (the "Agent"), that served as a placement agent for the private placement transaction. The warrants were issued for placement services, for which the Agent received a five-year warrant. The 2003 Warrant entitles the Agent to purchase from the Company up to 67,200 shares of the Company's Common Stock at $5.00 per share. The Agent may exercise the Warrant at any time or from time to time on or prior to November 24, 2008.

During 2000 the Company issued a Common Stock purchase warrant (the "2000 Warrant") to the company (the "Supplier") responsible for software development of certain of the Company's software, as part of its development agreement entered into in 2000. The 2000 Warrant entitles the Supplier to purchase from the Company up to 7,000 shares of the Company's Common Stock at $3.00 per share. The Supplier may exercise the 2000 Warrant at any time or from time to time on or prior to February 28, 2005. The Company estimated the fair value of the 2000 Warrant at the date of issue to be $12,818 using the Black-Scholes option-pricing model. The value of the 2000 Warrant was expensed in 2000.

In December 1999 the Company issued a Common Stock purchase warrant (the "Warrant") to the company (the "Manufacturer") responsible for the assembly of the Company's MultiRAD™ medical film digitizer, as part of its manufacturing agreement. The Warrant entitles the Manufacturer to purchase from the Company up to 50,000 shares of the Company's Common Stock at $2.50 per share. The Manufacturer could exercise the Warrant at any time or from time to time on or prior to December 31, 2004. The Company estimated the fair value of the Warrant at the date of issue to be $54,000 using the Black-Scholes option-pricing model. Accordingly, the value of the Warrant was expensed over the two year period of the agreement. On December 30, 2004 the Manufacturer exercised the 50,000 shares of the Company's Common Stock at $2.50 per share.

At December 31, 2004 there are warrants to purchase 1,010,311 of the Company's Common Stock that are exercisable at the following prices:

Warrants	Exercise Price
67,200	$5.00
7,000	$3.00
936,111	$5.50

No warrants were exercised in 2003 or 2002.

(9) Income Taxes

As a result of the 2004, 2003 and 2002 losses, no income tax expense was incurred for these years.

Deferred income taxes reflect the impact of "temporary differences" between the amount of assets and liabilities for financial reporting purposes and such amounts as measured by tax laws and regulations. The Company has fully reserved the deferred tax asset as there is no guarantee that the asset will be utilized. Deferred tax liabilities (assets) are comprised of the following at December 31:

	2004	2003
Inventory (Section 263A)	$ (72,000)	$ (86,000)
Inventory reserves	(102,000)	(39,000)
Receivable reserves	(153,000)	(36,000)
Other accruals	(33,000)	(24,000)
Accumulated depreciation	243,000	353,000
Acquisition related intangibles	-	3,494,000
Tax credits	(1,998,000)	(2,530,000)
NOL carry forward	(12,983,000)	(13,927,000)
Net deferred tax asset	(15,098,000)	(12,795,000)
Valuation allowance	$ 15,098,000	$ 12,795,000
	$ 0	$ 0

As of December 31, 2004, the Company has net operating loss carryforwards totaling approximately $38,200,000 expiring between 2005 and 2024. The amount of the net operating loss carryforwards, which may be utilized in any future period, may be subject to certain limitations based upon changes in the ownership of the Company's Common Stock.

In addition the Company has available tax credit carryforwards (adjusted to reflect provisions of the Tax Reform Act of 1986) of approximately $1,998,000, which are available to offset future taxable income and income tax liabilities, when earned or incurred. These amounts expire in various years through 2024.

(10) Sales Information

(a) Geographic Information

The Company's sales are made to U.S. distributors and dealers, and to foreign distributors of computer and related products. Total export sales were approximately $1,331,000 or 6% of total sales in 2004, $289,000 or 4% of total sales in 2003 and $301,000 or 6% of total sales in 2002.

The Company's principal concentration of export sales was in Europe, which accounted for 78% of the Company's export sales in 2004, 23% in 2003 and 26% in 2002, with Australia accounting for 11% of the Company's export sales in 2004, 35% in 2003 and 17% in 2002. The balance of the export sales in 2004 was into Mexico, Jordan, Guam and Canada.

As of December 31, 2004 and 2003 the Company had outstanding receivables of $163,151 and $65,079, respectively, from distributors of its products who are located outside of the United States.

(10) Sales Information *(continued)*

(b) Major Customers

During the year ended December 31, 2004 the Company had sales of $6,871,412 and $4,983,683, or 29% and 21% of sales, to SourceOne Healthcare and General Electric Medical Systems, Inc., respectively. These were the Company's two major customers in 2004 with accounts receivable balances of $1,849,791 and $12,090, respectively, due from these customers at December 31, 2004. For the years ended December 31, 2003 and 2002 the Company had sales of $2,921,535 and $2,631,709, or 45% and 53% of sales, respectively, to Instrumentarium Imaging, Inc. and an accounts receivable balance of $156,003 and $1,190,990, respectively, due from this customer at December 31, 2003 and 2002.

(c) Product Information

The Company's revenues by product line are as follows:

For the year ended December 31,	2004	2003	2002
CAD	$ 22,238,699	$ 4,229,622	$ 2,628,135
Medical imaging	1,069,763	2,290,684	1,660,493
FotoFunnel	-	-	274,169
Graphic arts	-	-	437,387
Total	$ 23,308,462	$ 6,520,306	$ 5,000,184

(11) Commitments and Contingencies

(a) Lease Obligations

As of December 31, 2004, the Company had three lease obligations related to its facilities. The Company's principal executive office is located in Nashua, New Hampshire. The facility consists of manufacturing, research and development and office space and is leased by the Company pursuant to a lease which expires December 31, 2006 at an annual rent of approximately $61,000. Additionally, the Company is required to pay utilities and provide insurance.

The Company leased a facility for its software research and development group in Tampa, Florida. The facility consisted of research and development and office space and is leased by the Company pursuant to a lease, which expires July 31, 2007 at an annual rent of approximately $53,000. Additionally, the Company is required to pay utilities and provide insurance. During the first quarter of 2004, the Company took action following its merger with CADx to reduce its workforce and close its office and software development group located in Tampa, Florida. In connection with the close of its Tampa facility the Company accrued approximately $180,000 of expense due under the non-cancelable operating lease for the facility as part of a restructuring charge. See Note 3(b).

In addition, as a result of its acquisition of CADx on December 31, 2003, the Company leases a facility for its software research and development group located in Beavercreek, Ohio. The facility consists of research and development and office space and is leased by the Company pursuant to a lease which expires December 2010 at an annual rate of approximately $445,000. Additionally, the Company is required to pay utilities, common area maintenance, cleaning, security and provide insurance. The lease amount increases annually

(11) Commitments and Contingencies *(continued)*

(a) Lease Obligations *(continued)*

throughout the life of the lease. The lease may be renewed for two additional terms of five years each. Rental expense for all leases for the years ended December 31, 2004, 2003 and 2002 was $781,855, $125,797 and $198,429, respectively.

Future minimum rental payments due under these agreements as of December 31, 2004 are approximately as follows:

Fiscal Year	Amount
2005	$ 536,000
2006	552,000
2007	478,000
2008	459,000
2009	472,000
2010	486,000
	$ 2,983,000

(b) Litigation

The Company was dismissed from a complaint filed against the Company in the United States District Court for the Eastern District of Texas, entitled The Massachusetts Institute of Technology and Electronics for Imaging, Inc. v. Abacus Software Inc. et al. Case No. 501CV344. The Company had no liability in this matter and as a result, general and administrative expenses incurred during the first quarter of 2003 were reduced by the reversal of the accrued settlement cost in the amount of $383,000.

On June 3, 2002, ISSI was sued in United States District Court for the District of Delaware by R2 Technology, Inc. and Shih-Ping Wang. The lawsuit alleged that ISSI's MammoReader device infringes certain patents owned by the plaintiff. On July 11, 2002, subsequent to the acquisition of ISSI by the Company, the plaintiffs amended their complaint to add the Company and its subsidiary ISSI Acquisition Corp. as additional parties. In July 2003, the Company filed suit in the United States District Court for the District of New Hampshire against R2 for infringement of certain patents licensed by the Company.

On September 8, 2003, the Company announced the settlement of all patent infringement litigation with R2. Under the terms of the settlement, both actions were dismissed with prejudice and iCAD was granted a non-exclusive license to the patents named in the suit filed by R2. In connection with the settlement of the suit, iCAD agreed to pay R2 an aggregate of $1,250,000, of which $1,000,000 was paid in September 2003, with $250,000 deferred and payable in equal installments on a quarterly basis through December, 2005. In addition, iCAD issued to R2 250,954 shares of iCAD Common Stock valued at $750,000 and has filed a registration statement intended to cover the resale of the shares by R2. iCAD also agreed to certain continuing royalties, which are based on the category and configuration of products sold by iCAD. Further, iCAD granted R2 a partial credit against potential future purchases by R2 of iCAD digitizers worth up to $2,500,000 over five years to encourage R2 to purchase film digitizers manufactured by iCAD. This partial credit is not accounted for in the Company's financial statements as it was meant to provide a significant purchasing advantage to R2, while maintaining a reasonable profit margin and creating additional economies of scale for iCAD. In November 2003, R2 agreed to accept an additional

(11) Commitments and Contingencies *(continued)*

(b) Litigation *(continued)*

75,000 shares of iCAD Common Stock valued at $466,200, in satisfaction of any royalties it otherwise would have been entitled to receive under the settlement agreement. The value of the Company's Common Stock issued was based upon a per share value of $6.216, equal to the closing price on November 18, 2003, the date of the agreement. These charges are included in general and administrative expenses.

(12) Quarterly Financial Data *(unaudited)*

2004	Net Sales	Gross Profit	Net Income (Loss)	(Loss) Per Share
First quarter	$ 5,426,881	$ 3,597,635	$ (1,899,401)	$ (0.06)
Second quarter	$ 5,636,586	$ 3,975,139	$ 46,458	$ 0.00
Third quarter	$ 5,977,048	$ 4,359,260	$ 366,049	$ 0.01
Fourth quarter	$ 6,267,947	$ 4,843,132	$ 658,631	$ 0.02
2003				
First quarter	$ 2,214,012	$ 1,304,427	$ 76,558	$ 0.00
Second quarter	$ 1,337,517	$ 744,934	$ (1,285,144)	$ (0.05)
Third quarter	$ 1,387,100	$ 655,493	$ (5,395,367)	$ (0.20)
Fourth quarter	$ 1,581,677	$ 873,789	$ (1,594,455)	$ (0.06)

The 2004 totals above are reflective of the Company's merger with and acquisition of CADx on December 31, 2003. The acquisition expanded the Company's distribution channels, which contributed to immediate growth in sales, increased gross margin with the addition of sales of higher margin products for digital mammography and expanded the Company's new product development group. During the first quarter of 2004 the Company reduced its workforce by approximately 36%; closed offices in Tampa, Florida and San Rafael, California; and reduced or eliminated duplication in marketing, administrative and other activities.

In addition, the Company reduced operating expenses from $5.3 million in the first quarter of 2004 to approximately $3.8 million in each of the second and third quarters of 2004, in part through a reduction in personnel from 110 at the beginning of the first quarter of 2004 to approximately 70 at the beginning of the second quarter of 2004.

The 2003 totals above are reflective of the Company's decision, in the third quarter of 2003, to write-off $1,443,628 attributable to its distribution agreement with Instrumentarium. This write-off came after assessing the performance of Instrumentarium in the third quarter 2003, and in light of the Company's implementation of alternative distribution channels, the Company elected to take a one-time write-off, thereby eliminating the distribution agreement as a depreciating asset. Additionally, during the third quarter of 2003, the Company accounted for over $2,702,000 in non-recurring expenses related to the settlement of R2 patent infringement litigation and legal expenses. In addition, the Company issued to R2 shares of iCAD Common Stock valued at $750,000. In the fourth quarter 2003, R2 agreed to accept an additional 75,000 shares valued at $466,200 of iCAD Common Stock in satisfaction of any royalties it otherwise would have been entitled to receive under the settlement agreement. During this period the Company recorded approximately $702,000 in legal and related expenses associated with the R2 litigation.

iCAD, Inc. and Subsidiaries
Schedule II - Valuation and Qualifying Accounts and Reserves

Col. A Description	Col. B Balance at Beginning of Year	Col. C Charged to Cost and Expenses	Col. D Deductions	Col. E Balance at end of Year
Year End December 31, 2004:				
Allowance for Doubtful Accounts	$ 105,000	$ 187,450	$ (157,550) (1)	$450,000
Inventory Reserve	$ 115,000	$ (64,063)	$ (249,063) (2)	$300,000
Warranty Reserve	$ 100,000	$ 50,000	$ -	$150,000
Restructuring Reserve	$ -	$ 140,945	$ -	$140,945
Year End December 31, 2003:				
Allowance for Doubtful Accounts	$ 40,000	$ 100,134	$ 35,134 (1)	$105,000
Inventory Reserve	$ 70,000	$ 10,572	$ (34,428) (2)	$115,000
Warranty Reserve	$ -	$ 100,000	$ -	$100,000
Year End December 31, 2002:				
Allowance for Doubtful Accounts	$ 165,000	$ 26,560	$ 151,560 (1)	$ 40,000
Inventory Reserve	$ 700,000	$2,622,151	$3,252,151 (2)	$ 70,000

(1) Represents the amount of accounts charged off.

(2) Represents inventory written off and disposed of.

Investor Information

Market Information

Stock Exchange Listing:	NASDAQ
Ticker Symbol:	ICAD
Transfer Agent	Continental Transfer & Trust Company 17 Battery Place, New York, New York 10004
Independent Auditors	BDO Seidman, LLP Boston, Massachusetts
Outside Counsel	Blank Rome LLP New York, New York

Common Stock History

The following table sets forth the range of high and low sale prices for each quarterly period during 2004 and 2003.

	High	Low
Fiscal Year Ended December 31, 2004		
First Quarter	$ 5.890	$3.050
Second Quarter	$ 4.540	$3.140
Third Quarter	$ 4.000	$3.100
Fourth Quarter	$ 5.290	$2.490
Fiscal Year Ended December 31, 2003		
First Quarter	$ 2.490	$1.400
Second Quarter	$ 2.440	$1.630
Third Quarter	$ 3.300	$1.920
Fourth Quarter	$ 6.610	$2.510

As of March 1, 2005 there were 353 holders of record of the Company's Common Stock. In addition, the Company believes that there are in excess of 700 holders of the Common Stock whose shares are held in "street name".

The Company has not paid any cash dividends on its Common Stock to date, and the Company does not contemplate payment of cash dividends in the foreseeable future. Future dividend policy will depend on the Company's earnings, capital requirements, financial condition, and other factors considered relevant to the Company's Board of Directors. There are no non-statutory restrictions on the Company's present or future ability to pay dividends. The Company currently has two outstanding Series of Preferred Stock that have dividend rights that are senior to holders of Common Stock.

A copy of iCAD's annual report to the U.S. Securities and Exchange Commission on Form 10-K is available free of charge on our website, www.icadmed.com, or by writing to iCAD, Inc., 4 Townsend West, Suite 17, Nashua, NH 03063.

Selected Financial Data

Selected Statement of Operations Data

Year Ended December 31,	2004	2003	2002	2001	2000
Sales	$ 23,308,462	$ 6,520,306	$ 5,000,184	$ 4,835,297	$ 7,793,517
Gross margin	16,775,166	3,578,643	(161,459)	898,891	1,900,027
Total operating expenses	(17,042,385)	(11,662,396)	(9,208,664)	(3,439,557)	(3,595,661)
Loss from operations	(267,219)	(8,083,753)	(9,370,123)	(2,540,666)	(1,695,634)
Interest expense - net	(561,044)	(114,655)	(48,167)	(80,105)	(132,014)
Net loss	(828,263)	(8,198,408)	(9,418,290)	(2,620,771)	(1,827,648)
Net loss available to common stockholders	(961,263)	(8,342,666)	(9,566,340)	(2,775,821)	(2,896,520)
Net loss per share	(0.03)	(0.31)	(0.46)	(0.20)	(0.22)
Weighted average shares outstanding basic and diluted	34,057,775	26,958,324	20,928,397	13,950,119	13,373,086

Selected Balance Sheet Data

As of December 31,	2004	2003	2002	2001	2000
Total current assets	$ 14,289,588	$ 11,115,003	$ 3,116,665	$ 3,586,602	$ 5,082,016
Total assets	65,136,107	62,662,136	26,077,356	4,161,125	5,945,928
Total current liabilities	5,990,562	7,761,506	4,313,690	2,003,807	2,143,873
Loans payable to related parties, including current portion	300,000	3,630,000	200,000	500,000	1,400,000
Note payable, including current portion	3,375,000	4,608,390	173,916	178,870	-
Convertible Subordinated Debentures, including current portion	-	10,000	10,000	10,000	117,000
Stockholders' equity	56,970,545	47,895,630	21,455,276	2,039,557	2,902,055

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4 Townsend West, Suite 17
Nashua, NH 03063 USA
+1 877 iCADnow tollfree
+1 603 882 5200 phone
www.icadmed.com